NSAR ITEM 77C


Van Kampen American Capital Growth and Income Fund


(a)  A Special Meeting of Shareholders was held on October 25, 1996.


(b) The election of Trustees of Van Kampen American Capital Growth and Income Fund (the "Fund") included:

     None


(c)  The following were voted on at the meeting:


     1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                 For  28,387,256                    Against    692,982


     2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

                 For  21,757,008              Against    891,319


     4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

                 For  28,818,036              Against    382,735